PROSPECTUS SUPPLEMENT
---------------------
(TO PROSPECTUS DATED APRIL 20, 1998)

                        7,109,004 SHARES
                            (LOGO)
                  DUKE-WEEKS REALTY CORPORATION
                          COMMON STOCK

  We are offering and selling 7,109,004 shares of common stock with this prospectus supplement to Stichting Pensioenfonds ABP. We are selling these shares at a price of $21.10 per share, for
total proceeds of $149,999,984.40.   We will receive the proceeds
from the sale of the common stock. Our common stock is listed on the New York Stock Exchange under the symbol DRE. The last reported sale price for the common stock on September 3, 1999 was $21-7/8 per share.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  The date of this prospectus supplement is September 9, 1999.

                        TABLE OF CONTENTS
                                                             PAGE
                      PROSPECTUS SUPPLEMENT
The Company                                                  S-3
Recent Developments                                          S-4
Use of Proceeds                                              S-4
Price Range of Common Stock and Dividend History             S-4
Certain Federal Income Tax Considerations                    S-6
Plan of Distribution                                         S-7
Legal Matters                                                S-7

                           PROSPECTUS
Available Information                                          2
Incorporation of Certain Documents by Reference                2
The Company and the Operating Partnership                      3
Use of Proceeds                                                3
Ratios of Earnings to Fixed Charges                            4
Description of Debt Securities                                 4
Description of Preferred Stock                                14
Description of Depositary Shares                              20
Description of Common Stock                                   24
Federal Income Tax Considerations                             26
Plan of Distribution                                          33
Legal Opinions                                                34
Experts                                                       34

                   FORWARD-LOOKING STATEMENTS

  This prospectus supplement and the accompanying prospectus includes and incorporates by reference forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including, among other things:

       //   Our anticipated future acquisition
            and development strategies;
       //   Tax risks, including our continued
            qualification as a real estate investment trust;
       // The limited geographic diversification of our real estate portfolio; and
       // General real estate investment risks, including local market conditions and rental rates, competition for tenants, tenant defaults, possible environmental liabilities and financing risks.

  We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus supplement and discussed in or incorporated by reference in the accompanying prospectus may not occur.

  You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

  THE FOLLOWING INFORMATION MAY NOT CONTAIN ALL THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS, AS WELL AS THE DOCUMENTS INCORPORATED BY REFERENCE IN THE PROSPECTUS BEFORE MAKING AN INVESTMENT DECISION. UNLESS INDICATED OTHERWISE, THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS PRESENTED AS OF JUNE 30, 1999. ALL REFERENCES TO "DUKE" IN THIS PROSPECTUS SUPPLEMENT MEAN DUKE-WEEKS REALTY CORPORATION AND ALL ENTITIES OWNED OR CONTROLLED BY DUKE-WEEKS REALTY CORPORATION, EXCEPT WHERE IT IS MADE CLEAR THAT THE TERM MEANS ONLY DUKE-WEEKS REALTY CORPORATION.

                           THE COMPANY

  We are a self-administered and self-managed real estate investment trust (a "REIT") that began operations through a related entity in 1972. On July 2, 1999, Weeks Corporation merged with us. Immediately following the merger, we:

     //   Owned 891 industrial, office and retail properties
          (including properties under development), consisting of approximately 96 million square feet located in 13 states; and

     // Owned or controlled approximately 4,600 acres of land with an estimated future development potential of approximately 63 million square feet of industrial, office and retail properties.

We provide the following services for our properties and for certain properties owned by third parties:

     //   leasing

     //   management

     //   construction

     //   development

     //   other tenant-related services

  We are one of the largest real estate companies in the United States with a concentration of operations in the Midwest and the Southeast. We believe that the Midwest and the Southeast complement each other and together offer relatively strong and stable economies compared to other regions of the United States and provide significant growth potential due to their location, established manufacturing base, skilled work force and moderate labor costs.

  We directly or indirectly hold all of our interests in our properties and land and we conduct all of the operations through Duke-Weeks Realty Limited Partnership. Holders of partnership units in Duke-Weeks Realty Limited Partnership (other than us) may exchange them for our common stock on a one for one basis. When units are exchanged for common stock our percentage interest in Duke-Weeks Realty Limited Partnership increases. We control the limited partnership as its sole general partner and owner, immediately following the merger with Weeks, of approximately 86% of the outstanding units.

  Our properties (including the Weeks properties we acquired in merger) have a diverse and stable base of more than 4,000 tenants. Many of the tenants are Fortune 500 companies and engage in a wide variety of businesses, including manufacturing, retailing, wholesale trade, distribution, and professional services. No single tenant accounts for more than 2% of our total gross effective rent (computed using the average annual rental property revenue over the terms of the respective leases including landlord operating expense allowances but excluding additional rent due as operating expense reimbursements).

                       RECENT DEVELOPMENTS

MERGER

  On July 2, 1999, Weeks Corporation merged with and into our company. Immediately prior to the merger, Weeks owned
361 properties totaling approximately 30.9 million square feet, including 18 properties that were under development, in lease-up or under contract to acquire, and owned or controlled (through agreements to acquire, options and marketing and development agreements) approximately 1,800 net usable acres of undeveloped land located primarily in existing business parks with zoning and infrastructure in place. In the merger,

     // each outstanding share of common stock of Weeks was converted into the right to receive 1.38 shares of our common stock;

     // each outstanding share of Weeks preferred stock was converted into the right to receive depositary shares representing our preferred stock having terms identical to the terms of the corresponding series of Weeks preferred stock;

     //   Weeks' principal operating subsidiary, Weeks Realty,
          L.P. was merged with and into Duke Realty Limited
          Partnership, whose name was changed to Duke-Weeks Realty Limited Partnership.

  As a result of the merger, all references in the accompanying prospectus to Duke Realty Investments, Inc. and Duke Realty
Limited Partnership should be regarded as references to Duke-
Weeks Realty Corporation and Duke-Weeks Realty Limited
Partnership, respectively.

DIVIDENDS

  On July 28, 1999, our board of directors raised our regular quarterly common dividend from $.34 per share to $.39 per share, an increase of 14.7%. This dividend was payable on August 31, 1999 to common shareholders of record on August 16, 1999. This dividend equals $1.56 on an annualized basis.

FINANCING

  Effective July 2, 1999, the interest rate on our existing $450 million unsecured line of credit was decreased to a rate equal to the London Interbank Offered Rate (LIBOR) plus .70%. This line of credit matures in April 2001. Also effective July 2, 1999, we obtained a $300 million unsecured line of credit which bears interest at LIBOR plus .90%. This line of credit matures December 2001.

                         USE OF PROCEEDS

  We expect to receive net proceeds from the sale of the common stock of approximately $150 million, after deducting offering
expenses.   We presently intend to use the net proceeds to reduce
the outstanding balance on our unsecured lines of credit, which are used to fund development and acquisition of rental properties. Our unsecured lines of credit had an aggregate of $315 million outstanding as of September 7, 1999, bearing interest at LIBOR plus .60% to .80%, and mature in April 2001 and December 2001, respectively.
                               S-4

        PRICE RANGE OF COMMON STOCK AND DIVIDEND HISTORY

  Our common stock is listed on the New York Stock Exchange under the symbol DRE. The following table sets forth the high and low sale prices of the common stock for certain periods and the dividend paid per share during those periods. All share price and dividend information has been adjusted to reflect the effect of the two-for-one split of our common stock on August 25, 1997 to common shareholders of record on August 18, 1997.

                                        CLOSING PRICES
                                         PER SHARE
                                      --------------------       DIVIDENDS
QUARTERLY PERIOD                        HIGH        LOW          PER SHARE
----------------                      --------    --------       ----------
1997
 First Quarter                        21.44       19.00          0.255
 Second Quarter                       20.88       17.13          0.255
 Third Quarter                        23.63       19.81          0.295
 Fourth Quarter                       25.00       21.38          0.300
1998
 First Quarter                        25.00       22.31          0.300
 Second Quarter                       25.00       21.81          0.300
 Third Quarter                        24.31       19.50          0.340
 Fourth Quarter                       24.38       21.50          0.340
1999
 First Quarter                        23.69       20.50          0.340
 Second Quarter                       24.25       20.13          0.340
 Third Quarter
  (through September 3, 1999)         22.88       21.44          0.390


  The last reported sale price of our common stock on the New
York Stock Exchange on September 3, 1999 was $21-7/8 per share.
As of September 3, 1999, we had 10,254 registered holders of common stock.

  Since we were organized in 1986, we have paid regular and uninterrupted dividends. We intend to continue to declare quarterly dividends on our common stock. However, we cannot be sure about the amounts of future dividends because they depend on our cash flow from operations, earnings, financial condition, capital requirements and other factors that our board of directors believes are important. We have determined that none of the per share distribution for 1998 represented return of capital to our shareholders for income tax purposes. We cannot promise that this will not change in future years.
                               S-5

            CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  For a discussion of material federal income tax consequences applicable to distributions to shareholders and our election to be taxed as a REIT, see "Federal Income Tax Considerations" in the accompanying prospectus.

IRS RESTRUCTURING ACT

  You should be aware that, as discussed in the accompanying prospectus, the Taxpayer Relief Act of 1997 (the "1997 Act") altered the taxation of capital gain income. The recently-enacted IRS Restructuring Act reduced the holding periods established by the 1997 Act. Under the 1997 Act, as revised by the IRS Restructuring Act, for gains realized after December 31, 1997, and subject to certain exceptions:

     //   the maximum rate of tax on net capital gains of
     individuals, trusts and estates from the sale or exchange of assets held for more than 12 months has been reduced to 20%;

     //   the maximum rate of tax on net capital gains of
     individuals, trusts and estates from the sale or exchange of assets is reduced to 18% for assets acquired after December 31, 2000 and held for more than five years;

     //   for taxpayers who would be subject to a maximum tax
     rate of 15%, the rate on net capital gains is reduced to 10%;

     //   for taxpayers who would be subject to a maximum tax
     rate of 15%, effective for taxable years commencing after December 31, 2000, the rate is reduced to 8% for assets held for more than five years;

     //   the maximum rate for net capital gains attributable to
     the sale of depreciable real property held for more than 12 months is 25% to the extent of the deductions for depreciation with respect to such property; and

     //   long-term capital gain we allocate to a shareholder
     will be subject to the 25% rate to the extent that the gain does not exceed depreciation on real property we sell.

THE 1997 ACT PROVIDES THE INTERNAL REVENUE SERVICE WITH AUTHORITY TO ISSUE REGULATIONS THAT COULD, AMONG OTHER THINGS, APPLY THESE RATES TO SALES OF CAPITAL ASSETS BY "PASS THROUGH ENTITIES" (INCLUDING REITS) AND TO SALES OF INTERESTS IN "PASS THROUGH ENTITIES." THE TAXATION OF CAPITAL GAINS OF CORPORATIONS WAS NOT CHANGED BY THE 1997 ACT OR THE IRS RESTRUCTURING ACT.

                      PLAN OF DISTRIBUTION

  We have agreed to sell to Stichting Pensioenfonds ABP, and it has agreed to purchase from us, 7,109,004 shares of our common stock.

  We expect to incur expenses of approximately $30,000 in connection with this offering. These expenses are estimated to include legal fees of $4,000, New York Stock Exchange listing fees of $24,500 and miscellaneous expenses of $1,500.

  Stichting Pensioenfonds ABP has agreed that for a period of 60 days from the date of closing of the purchase pursuant to this prospectus supplement it will not, without prior and written consent of Duke, offer, sell or otherwise dispose of any of the shares of common stock purchased pursuant to this prospectus supplement.

  We have agreed that for a period of 30 days from the date of closing of the purchase pursuant to this prospectus supplement we will not, subject to certain exceptions, sell our common stock for a price net of commissions and discounts of less than $21.10.


                          LEGAL MATTERS

  In addition to the legal opinions referred to under "Legal
Opinions" in the accompanying prospectus, the description of Federal income tax matters contained in this prospectus supplement entitled "Certain Federal Income Tax Considerations" is based on the opinion of Bose McKinney & Evans LLP.

                               S-7